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                                                                    EXHIBIT 4.42



                          ALLIED WASTE INDUSTRIES, INC.

                FOURTH AMENDMENT TO TEE 1994 AMENDED AND RESTATED
                     NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

       This Fourth Amendment to the 1994 Amended and Restated Non-Employee Director Stock Option Plan (the "1994 Director Plan") is adopted by the Board of Directors of Allied Waste Industries, Inc., a Delaware corporation (the "Company"), pursuant to the authority granted to the Board of Directors in
Section 14 of the 1994 Director Plan. Capitalized terms used shall have the meanings set forth in the 1994 Director Plan. The 1994 Director Plan is amended as follows:

      Section 10 is amended in its entirety to read as:

       Assignability of Options. During the term of an Option, the Option shall not be assignable or otherwise transferable except: (1) by will or by the laws of descent or distribution; (2) without consideration to members of an Eligible Director's immediate family (i.e., children, grandchildren and spouse) ("family members"); (3) without consideration trusts for the benefit of an Eligible Director's family members; or (4) without consideration to partnerships whose only partners are an Eligible Director's family members. Each option shall be exercised during the Eligible Director's lifetime only by an Eligible Director or as applicable an Eligible Director's family member.